Dimensional

October 11, 2017

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Elisabeth Bentzinger

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Bentzinger:

On behalf of DFA Investment Dimensions Group Inc. (the "Registrant"), the following are the responses to the Staff's comments conveyed with regard to Post-Effective Amendment Nos. 214/215 to the Registration Statement of the Registrant (the "Amendment"), filed with the U.S. Securities and Exchange Commission (the "SEC") on July 28, 2017, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the "1933 Act"), for the purposes of registering the DFA
 California Municipal Real Return Portfolio (the "Portfolio").

Each SEC Staff comment is summarized below, followed by the Registrant's response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus

1.
Comment.  Please confirm supplementally whether the Portfolio will include a security of an issuer located outside of California in the 80% basket (e.g., if the security pays interest that is exempt from both federal income tax and California state personal income tax).

Response.  The Advisor normally invests at least 80% of the Portfolio's assets in a universe of municipal securities, including inflation-protected municipal securities, issued by or on behalf of California state or local governments and their agencies, instrumentalities, and regional governmental authorities. The Registrant confirms supplementally that, to the extent the Portfolio invests in municipal securities issued by U.S. territories that are exempt from state taxation under federal law, such as Guam, the Virgin Islands, and Puerto Rico, and their political subdivisions and public corporations, the Portfolio will include them in the basket of municipal securities whose interest is exempt from both federal income tax and California state personal income tax for purposes of complying with its 80% policy.

U.S. Securities and Exchange Commission
October 11, 2017

2.
Comment.  Please include disclosure in the "Principal Investment Strategies" or "Additional Information on Investment Objective and Policies" sections of the Prospectus that indicates that the 80% policy applies to the value of  the Portfolio's net assets, plus the amount of any borrowings for investment purposes.

Response.  The Registrant believes that the addition of this language to the 80% policy in the Prospectus would be confusing for investors. Since the Portfolio does not currently intend to borrow money for investment purposes, as noted on page 2 of the statement of additional information ("SAI"), the Registrant believes that including such language in the 80% policy in the Prospectus may mislead investors into believing that the Portfolio borrows money to use for investment.  The Portfolio has included this language in the disclosure regarding the 80% policy in the SAI.  If the Portfolio were to change its policy with respect to borrowing for investment purposes in the future, it would make the relevant changes to the disclosure regarding the 80% policy in the Prospectus.

3.
Comment.  In the second paragraph under "Principal Investment Strategies," the first sentence describes an average duration investment policy but the following sentence references a maturity restriction. Please confirm that those references are correct.

Response. The Registrant has revised the disclosure accordingly.

4.	Comment. Please disclose any average/range or other criteria utilized by the Portfolio with respect to the maturity of its investment portfolio.

Response.  The Portfolio will be managed with a view to capturing credit risk premiums and term or maturity risk premium as described in the "Additional Information on Investment Objective and Policies" section of the Prospectus. Further, the Registrant confirms supplementally that the Portfolio does not utilize an average/range or other criteria with respect to the maturity of its investment portfolio.

5.
Comment.  If applicable, please specifically state in the "Principal Investment Strategies" that the Portfolio may invest in below investment grade municipal securities.  Alternatively, please disclose the lowest rated municipal securities in which the Portfolio may invest.

Response. The Registrant has revised the disclosure accordingly.

6.
Comment.  Please include disclosure in the "Principal Investment Strategies," regarding managing the Portfolio with a view to capturing credit risk premiums (i.e., in addition to including such disclosure in the "Additional Information on Investment Objective and Policies" section of the Prospectus.

Response. The Registrant has revised the disclosure accordingly.

U.S. Securities and Exchange Commission
October 11, 2017

7.	Comment. Please confirm that when the Portfolio sells a credit default swap it will segregate assets to cover the full notional amount of the swap.

Response.  As discussed on page 5 of the Portfolio's SAI, with respect to swap contracts that do not provide for the netting of payments by the counterparties, the full notional amount for which the Portfolio is obligated under the swap contract with respect to each swap contract will be accrued on a daily basis and assets having an aggregate market value at least equal to the accrued full notional value will be segregated and maintained to cover the transactions in accordance with SEC positions.

8.
Comment.  Please add a reference in the "Credit Risk" in the "Principal Risks" section of the Portfolio's prospectus that indicates that "below investment grade" securities are also known as "junk bonds" and are considered speculative.

Response.  The "Principal Investment Strategies" have been revised, as noted above, to clarify that municipal securities the Portfolio may invest in may include certain securities that are below investment grade (i.e., also known as "junk" bonds).  Further, the "Credit Risk" in the "Principal Risks" section of the Portfolio's prospectus indicates that such securities are considered speculative.

9.	Comment. Please confirm that the "interest rate" reference in the "Inflation-Protected Securities Interest Rate Tax Risk" in the "Principal Risks" section of the Portfolio's prospectus is intentional.

Response. The reference to "interest rate" has been removed.

10.	Comment. Please move the detailed discussion of "State-Specific Risk" from the SAI to the "Additional Information Regarding Investment Risks" section of the Prospectus.

Response. The Portfolio includes additional details regarding the "State-Specific Risk" in the "Additional Information Regarding Investment Risks" section of the Prospectus. The additional details provided in the SAI include information that the Registrant believes may be of interest to some investors but not necessary or appropriate in the public interest or for the protection of investors to be in the Prospectus.

11.	Comment. Please supplementally disclose the broad-based securities market index to be utilized by the Portfolio.

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities market index to be utilized by the Portfolio is the S&P Intermediate Term California AMT-Free Municipal Bond Index; however, this is subject to change in the future.

U.S. Securities and Exchange Commission
October 11, 2017

12.	Comment. Please replace "since inception" with the month and year each portfolio manager will begin his service with the Portfolio.

Response.  The date that the Portfolio will commence operations has not yet been determined; however, the Registrant has replaced "since inception" with the year each portfolio manager will begin his service with the Portfolio.

13.	Comment. Pursuant to Item 9(a) of Form N-1A, please state the Portfolio's investment objective and, if applicable, state that its objective may be changed without shareholder approval.

Response.  The Portfolio discloses its investment objective in the summary section of the Prospectus in response to Item 2 of Form N-1A. Further, General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  In addition, Item 9 of Form N-1A requires a fund to state, if applicable, that its investment objective may be changed without shareholder approval. The Registrant supplementally confirms that the Portfolio's investment objective is fundamental, and,  accordingly, it may not be changed without shareholder approval.

14.
Comment.  Please describe in detail each principal investment strategy of the Portfolio in the "Additional Information on Investment Objective and Policies" section (e.g., its 80% investment policy, securities lending, etc.) in addition to the summary of such information included in the summary section, as required by Items 4(a) and 9(b)(1) of Form N-1A.

Response.  The Portfolio currently discloses any additional information about a policy disclosed in the "Principal Investment Strategies" section in the "Additional Information on Investment Objective and Policies" section of the Prospectus to the extent that additional information about such policy is necessary and appropriate. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus. Therefore, the Portfolio does not repeat all of the disclosure contained in the "Principal Investment Strategies" section of the Prospectus.

15.
Comment.  In the fifth paragraph under "Additional Information on Investment Objective and Policies," the first sentence describes an average duration investment policy but the following sentence references a maturity restriction. Please confirm that those references are correct.

Response. The Registrant has revised the disclosure accordingly.

16.
Comment.  Please revise the definition of duration in the "Additional Information on Investment Objective and Policies" section of the Prospectus to state that duration measures a security's sensitivity to changes in interest rates (i.e., remove the reference to "the expected life of a fixed income security").  Further, please clarify that a greater sensitivity to changes in interest rates typically corresponds to higher volatility and higher risk.

U.S. Securities and Exchange Commission
October 11, 2017

Response. The Registrant has revised the disclosure accordingly.

17.
Comment.  Please disclose all of the Portfolio's principal risks in response to Item 9(c) of Form N-1A.  The risks disclosed in the "Principal Risks" section of the Prospectus should be a summary of such risks, as noted in Item 4(b)(1)(i) of Form N-1A.

Response.  The Portfolio discloses all of its principal risks in the "Principal Risks" section of the Prospectus in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.  The Registrant believes that each risk is appropriately disclosed in the "Principal Risks" section of the Prospectus. The Registrant does not believe it would be appropriate to shorten or summarize the current disclosure. To the extent that the Registrant believes additional information for any such risk is necessary and appropriate, additional detail is (e.g., "Derivatives Risk," "Municipal Project-Specific Risk," and "State-Specific Risk") and will be provided in response to Item 9(c) in the "Additional Information on Investment Objective and Policies" section.

18.	Comment. Please state the management fee as a percentage of the Portfolio's net assets in the "Management of the Fund-Management Fees" section of the Prospectus, including any breakpoints.

Response.  The management fee is stated as a percentage of the Portfolio's net assets in the "Annual Fund Operating Expenses" table, which is cross-referenced to in the "Management of the Fund-Management Fees" section of the Prospectus.  The Portfolio does not use breakpoints, so there is no additional information to include in this section.

19.
Comment.  The "Fee Waiver and Expense Assumption Agreement" section of the Prospectus includes references to investments in other investment companies. If the Portfolio will invest in investment companies as a principal investment strategy, please include appropriate disclosure in the Prospectus and clarify that the Portfolio will look through such investment companies for purpose of complying with its 80% investment policy.

Response.  At the present time, the Portfolio does not intend to invest in investment companies as a principal investment strategy.  The Registrant, however, confirms supplementally that to the extent the Portfolio invests in other investment companies, the Portfolio will look through to the security holdings of such investment companies for purposes of complying with its 80% investment policy.

20.
Comment.  The "Redemption of Shares—Redemption Procedures" section of the Prospectus notes that "[t]he Intermediary, if applicable, is responsible for transmitting redemption proceeds to shareholders." Please confirm that this disclosure is in compliance Item 11(c)(7) of Form N-1A, adopted in connection with the SEC's new liquidity risk management rule (the "Liquidity Rule").

U.S. Securities and Exchange Commission
October 11, 2017

Response.  This disclosure indicates that, "for accounts held through certain intermediaries designated by the Fund to receive orders, timing of redemption payments may be sent based on the agreement between the Intermediary and the Portfolio."  Although the Portfolio typically expects to process redemption payments one business after receipt of a written request for redemption in good order by an intermediary designated by the Fund to receive orders, the timing of receipt of payment is driven by such financial intermediary (some have T+1 payment arrangements and others have T+2 payment arrangements), not the Portfolio, and the Portfolio processes each redemption order received in proper form based on the NAV next calculated and stands ready to make redemption payments according to reasonable payment instructions.

21.
Comment. In the "Redemption of Shares—Redemption Procedures" section of the Prospectus, please consider disclosing if securities issued to meet redemption requests through an in-kind redemption will be a pro rata slice of the Portfolio's portfolio, individual securities from the Portfolio's portfolio or a representative securities basket from the Portfolio's portfolio.

Response.  The Registrant believes that the existing disclosure, including the disclosure under "In-Kind Redemptions," identifies for shareholders the possibility that they may receive a redemption in-kind and the risks that they may face in holding and disposing of such securities. The Registrant does not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind slice may be selected. Therefore, the Registrant respectfully declines to add additional disclosure at this time.

Statement of Additional Information

22.	Comment. Please include the Portfolio's 80% investment limitation under "Investment Limitations" in the SAI.

Response. The Registrant has revised the disclosure accordingly.

23.
Comment.  In the fifth paragraph under the list of fundamental investment restrictions, please change the last sentence to read "[m]anagement will consider..." because the Portfolio cannot reserve flexibility with respect to concentration.

Response. The Registrant has revised the disclosure accordingly.

24.	Comment. Under the "Investment Limitations" section of the SAI, the Portfolio states:

When assets and revenues of a political subdivision are separate from those of the government that created the subdivision and the security is backed only by the assets and revenues of the subdivision, the subdivision is deemed to be the sole issuer. Similarly, in the case of an industrial development bond, if only the assets and revenues of a nongovernmental user back the bond, then the nongovernmental user would be deemed to be the sole issuer.

U.S. Securities and Exchange Commission
October 11, 2017

The Staff believes that both instances of "only" should be changed to "principally."

Response.  The Registrant respectfully submits that the referenced disclosure is consistent with Investment Company Act Release No. 9785 ("Release 9785"). Release 9785 states that "the statement of policy required by Section 8(b)(1)(E) of the [1940 Act] as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry." In addition, Release 9785, in discussing diversification, states that "[t]he identification of the issuer for purposes of Section 5(b)(1) depends on the terms and conditions of the security. When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the security is backed only by the assets and revenues of the sub-division, such subdivision would be deemed to be the sole issuer for purposes of Section 5(b)(1). Similarly, in the case of an industrial development bond, if that bond is backed only by the assets and revenues of the nongovernmental user, then such nongovernmental user would be deemed to be the sole issuer for purposes of Section 5(b)(1)." Therefore, the Registrant respectfully declines to revise the applicable disclosure.

25.
Comment.  Under the "Investment Limitations" section of the SAI, please revise the last sentence of the last paragraph to state that "[t]ax-exempt securities backed principally by the assets and revenues of non-governmental issuers, however, are subject to the 25% limitation described in investment limitation (8) above."

Response.  As noted above, the Registrant respectfully submits that the referenced disclosure is consistent with Release 9785.  Therefore, the Registrant respectfully declines to revise the applicable disclosure.

26.	Comment. Please update the information in the "Other Managed Accounts" section to be as of the most recent practicable date. The current information is as of May 31, 2017.

Response. The Registrant has revised the disclosure accordingly.

Part C

27.	Comment. Except where permitted under Rule 483 under the 1933 Act, file executed contracts, not forms of contracts, as exhibits.

Response. The Registrant has been updating its exhibits with executed contracts in previous filings and will continue to update the exhibits in accordance with Rule 483 in future filings.

28.	Comment. Please file the securities opinion for the Portfolio as an exhibit to the Part C.

U.S. Securities and Exchange Commission
October 11, 2017

Response. The securities opinion for the Portfolio will be included as an exhibit to the Part C filed with the 485(b) filing.

29.	Comment. Please file a consent of counsel pursuant to Item 28(i) of Form N-1A.

Response.  As noted above, counsel will provide a securities opinion for the Portfolio regarding the legality of the securities being registered, stating whether the securities will, when sold, be legally issued, fully paid, and nonassessable as an exhibit to the Part C filed with the 485(b) filing.  The Registrant is not aware of any legal requirement to provide an additional consent of counsel.  Although the Registrant identifies Stradley, Ronon, Stevens & Young, LLP as the counsel of the Registrant in the Portfolio's SAI, the Registrant has not stated that Stradley, Ronon, Stevens & Young, LLP has prepared or certified any disclosure contained in the Prospectus or SAI and, therefore, does not believe that Section 7 of the 1933 Act applies.

* * * * * *
Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President and Secretary
DFA Investment Dimensions Group Inc.